BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23     A Publicly Listed Company         NIRE. 35300010230

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                 OF MAY 31, 2004
                                 --------------

     On May 31, 2004 at 10:00 p.m., with the legal quorum present, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at its principal place of business under the chairmanship of Dr. Jose Carlos Moraes Abreu, Vice Chairman, deciding unanimously to:

a) accept the request, dated May 27, 2004, from Dr. ISIDRO FAINE CASAS to resign his position as a member of the International Advisory Committee (currently in the process of alteration to the International Advisory Board), to which he was elected by this Administrative Council at its meeting on May 5, 2003 and reelected at its meeting on April 28, 2004, the latter reelection in the process of being ratified by the Central Bank of Brazil;

b)   maintain the said position vacant.

     With no further items on the agenda, the chairman determined the drafting of these minutes, which having been read and approved were signed by all, the meeting being declared concluded. Sao Paulo-SP, May 31, 2004. (signed) Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Council Members.


                                            ALFREDO EGYDIO SETUBAL
                                                   Investor Relations Director